Exhibit 24(b)(8.5)

RULE 22C-2 AGREEMENT

This AGREEMENT, made and entered into as of this 1st day of December, 2009, between Aberdeen Fund Distributors, LLC (the “Distributor”) as principal underwriter for each of the Aberdeen funds (the “Aberdeen Funds”) and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York,  Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (individually an “Intermediary” and collectively the “Intermediaries”)

WHEREAS, the Distributor and the Intermediary have entered into a fund participation and/or selling and service agreement dated December 1, 2009;

WHEREAS, the Intermediaries have adopted policies and procedures to monitor and deter excessive trading activity within the mutual funds, including the Aberdeen Funds, available through the variable annuity, variable life insurance and variable retirement plan products which they offer (the “Variable Products”);

WHEREAS, the Intermediaries’ policies and procedures to monitor and deter excessive trading activity within the mutual funds available through their Variable Products are attached hereto and made part of this Agreement as Schedule A (the “Excessive Trading Policy”);

WHEREAS, the Distributor desires for the Intermediaries to monitor and deter excessive trading activity in the Funds in accordance with the Intermediaries’ Excessive Trading Policy; and

WHEREAS, the parties desire to otherwise comply with the requirements under Rule 22c-2 of the Investment Company Act of 1940, as amended (“Rule 22c-2”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Fund and the Intermediaries hereby agree as follows:

A.    Agreement to Monitor and Deter Excessive Trading Activity.

      1.   The Intermediaries agree to monitor and deter excessive trading activity in the Aberdeen Funds which are available through their Variable Products in accordance with the Intermediaries’ Excessive Trading Policy.  Said Excessive Trading Policy may be amended from time to time with the consent of the parties, which consent will not be unreasonably withheld.

      2.   The Intermediaries agree to provide the Distributor or the Aberdeen Funds the taxpayer identification number (“TIN”), if requested, or any other identifying factor that would provide acceptable assurances of the identity of all shareholders that are restricted in the Aberdeen Funds to regular U.S. mail trading under the Intermediaries’ Excessive Trading Policy.

B.     Agreement to Provide Shareholder Information.

      1.   Each Intermediary agrees to provide the Distributor or Aberdeen Funds, upon written request, the following shareholder information:

            a.   The taxpayer identification number (“TIN”) or any other government issued identifier, if known, that would provide acceptable assurances of the identity of each shareholder that has purchased, redeemed, transferred or exchanged shares of a Fund

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through an account directly maintained by the Intermediaries during the period covered by the request;

            b.   The amount and dates of, and the Variable Product(s) associated with, such shareholder purchases, redemptions, transfers and exchanges; and

            c.   Any other data mutually agreed upon in writing.

      2.   Unless specifically requested by Distributor or Aberdeen Funds, the Intermediaries shall only be required to provide information relating to Covered Transactions.

      3.   Under this Agreement the term “Covered Transactions” are those transactions which the Intermediaries consider when determining whether trading activity is excessive as described in their Excessive Trading Policy under paragraph 1 of said Policy.

      4.   Requests to provide shareholder information shall set forth the specific period for which transaction information is sought.  However, unless otherwise agreed to by the Intermediaries, any such request will not cover a period of more than 90 consecutive calendar days from the date of the request.

      5.   The Intermediaries agree to provide, promptly upon request of the Distributor or Aberdeen Funds, the shareholder information requested. If requested by the Distributor or Aberdeen Funds, the Intermediaries agree to use best efforts to determine promptly whether any specific person about whom they have received shareholder information is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Distributor or Aberdeen Funds, promptly either (i) provide (or arrange to have provided) shareholder information for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing shares, in nominee name on behalf of other persons, securities issued by Aberdeen Funds. Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any Shareholder Information provided to Aberdeen Funds should be consistent with the NSCC Standardized Data Reporting Format.

      6.   Aberdeen Funds agrees to reimburse the Intermediaries for costs that are reasonable and necessary, and incurred with complying with extraordinary requests (e.g., transaction information older than one year).

C.  Agreement to Restrict Trading.

      1.   Each Intermediary agrees to execute written instructions from the Distributor or Aberdeen Funds to restrict or prohibit further Covered Transactions involving Aberdeen Fund shares by a shareholder who has been identified by the Distributor or Aberdeen Funds as having engaged in transactions in shares of an Aberdeen Fund (through an account directly maintained by the Intermediary) that violate the policies and procedures established by the Funds for the purposes of eliminating or reducing frequent trading of Aberdeen Fund shares.  Unless otherwise directed by the Distributor or Aberdeen Funds, any such restrictions or prohibitions only apply to Covered Transactions.

      2.   a.   For those shareholders whose information is on the Intermediaries’ books and records, the Intermediaries agree to execute or have executed the written instructions from the Distributor or Aberdeen Funds to restrict or prohibit trading as soon as

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reasonably practicable after receipt of the instructions by the Intermediaries. The Intermediaries will provide written confirmation to the Distributor or Aberdeen Funds as soon as reasonably practicable after the instructions have been executed.

            b.   For those shareholders whose information is not on the Intermediaries’ books and records the Intermediaries agree to execute or have executed the written instructions from the Distributor or Aberdeen Funds to restrict or prohibit trading as soon as reasonably practicable after receipt of the instructions by the Intermediaries. The Intermediaries will provide written confirmation to the Distributor or Aberdeen Funds as soon as reasonably practicable that such instructions have or have not been executed. If an indirect intermediary is unable or unwilling to restrict or prohibit trading by a Shareholder, upon the Distributor or Aberdeen Funds’ written request, the Intermediary will restrict or prohibit transactions in Aberdeen Fund Shares by the indirect intermediary.

      3.   Instructions to restrict or prohibit further Covered Transactions involving Aberdeen Fund shares must include:

            a.   The reason for requesting the restriction(s) and/or prohibition(s), supporting details regarding the transaction activity which resulted in the restriction(s) and/or prohibition(s)s and the applicable sections of the Aberdeen Fund’s frequent trading policy and procedures that have been violated;

            b.   The specific restriction(s) and/or prohibition(s) to be executed, including the length of time such restriction(s) and/or prohibition(s) shall remain in place;

            c.   The TIN or any other government issued identifier, if known by the Fund, that would help the Intermediaries determine the identity of affected shareholder(s); and

            d.   Whether such restriction(s) and/or prohibition(s) are to be executed in relation to all of the affected shareholder’s Variable Products, only the type of Variable Product(s) through which the affected shareholder engaged in transaction activity which triggered the restriction(s) and/or prohibition(s) or in some other respect.  In absence of direction from the Aberdeen Funds in this regard, restriction(s) and/or prohibition(s) shall be executed as they relate to the Intermediary’s Variable Product(s) through which the affected shareholder engaged in the transaction activity which triggered the restriction(s) and/or prohibition(s).

        4.   Aberdeen Funds agrees to reimburse the Intermediaries for reasonable costs they incur directly resulting from requests by the Distributor or Aberdeen Funds to implement non-routine purchase restrictions such as blocking new money through payroll/ACH deposits.

D.  Limitation on Use of Information.

Distributor and Aberdeen Funds and their designees agree neither to use the information received from the Intermediary for any purpose other than to comply with SEC Rule 22c-2 and other applicable laws, rules and regulations, nor to share the information with anyone other than its employees who legitimately need access to it.  Neither the Distributor and Aberdeen Funds nor any of its affiliates or subsidiaries may use any information provided pursuant to this Agreement for marketing or solicitation purposes.  Distributor and Aberdeen Funds will take such steps as are reasonably necessary to ensure compliance with this obligation.

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Distributor and Aberdeen Funds shall indemnify and hold the Intermediaries, individually and collectively, (and any of their respective directors, officers, employees, or agents) harmless from any damages, loss, cost, or liability (including reasonable legal fees and the cost of enforcing this indemnity) arising out of or resulting from any unauthorized use of or disclosure by the Distributor ,Aberdeen Funds  or their designees of the information received from the Intermediaries pursuant to this Agreement.  In addition, because an award of money damages (whether pursuant to the foregoing sentence or otherwise) may be inadequate for any breach of this provision and any such breach may cause the Intermediaries irreparable harm, Distributor and Aberdeen Funds also agree that, in the event of any breach or threatened breach of this provision, the Intermediaries will also be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance.  Such remedies will not be the exclusive remedies for any breach of this provision but will be in addition to all other remedies available at law or in equity to the Intermediaries.

In the event that the Distributor or Aberdeen Funds is required by legal process, law, or regulation to disclose any information received from the Intermediaries pursuant to this Agreement, the Distributor or Aberdeen Funds shall provide Intermediaries with prompt written notice of such requirement as far in advance of the proposed disclosure as possible so that the Intermediaries (at their expense) may either seek a protective order or other appropriate remedy which is necessary to protect their interests or waive compliance with this provision to the extent necessary.

E.  Prior Agreements.

The parties acknowledge that prior to the effective date of this Agreement efforts to monitor and deter excessive trading activity within the Variable Products were governed by whatever practices the Aberdeen Funds and the Intermediaries agreed to follow in the absence of any formal agreement.  The parties also acknowledge having previously entered into fund participation and/or selling and service agreements concerning the purchase and redemption of shares of Funds through the Variable Products.  The terms of this Agreement supplement the fund participation and/or selling and service agreements and to the extent the terms of this Agreement conflict with the terms of the fund participation and/or selling and service agreements, the terms of this Agreement will control.  This Agreement will terminate upon termination of the fund participation and/or selling and service agreements.

F.   Notices.

      1.   Except as otherwise provided, all notices and other communications hereunder shall be in writing and shall be sufficient if delivered by hand or if sent by confirmed facsimile or e-mail, or by mail, postage prepaid, addressed:

            a.   If to Intermediaries, to:

                  ING U.S. Financial Services

                  Attention: Jacqueline Salamon

                  Address:    One Orange Way

                  Windsor, CT 06095-4774

               Phone:       860-580-2841

               Fax:           860-580-4897

               Email:        Jacqueline.Salamon@us.ing.com

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            b.   If to the Fund, to:

                   Aberdeen Fund Distributors

               1735 Market Street

               32nd Floor

               Philadelphia , PA 19103

               Attn:  William Baltrus

               Phone:  215-405-2426

               Fax: 1-866- 354-4005

               Email: bill.baltrus@aberdeen-asset.com

      2.   The parties may by like notice, designate any future or different address to which subsequent notices shall be sent.  Any notice shall be deemed given when received.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized officer as of the date first written above.

ING Life Insurance and Annuity Company		Systematized Benefits Administrators Inc.

By:	/s/ Jacqueline Salamon	By:	/s/ Jacqueline Salamon

Name and Title:	Jacqueline Salamon Authorized Representative	Name and Title:	Jacqueline Salamon Authorized Representative

ING National Trust		Security Life of Denver Insurance Company

By:	/s/ Jacqueline Salamon	By:	/s/ Jacqueline Salamon

Name and Title:	Jacqueline Salamon Authorized Representative	Name and Title:	Jacqueline Salamon Authorized Representative

ING USA Annuity and Life Insurance Company		ReliaStar Life Insurance Company of New York

By:	/s/ Jacqueline Salamon	By:	/s/ Jacqueline Salamon

Name and Title:	Jacqueline Salamon Authorized Representative	Name and Title:	Jacqueline Salamon Authorized Representative

ReliaStar Life Insurance Company		Aberdeen Funds

By:	/s/ Jacqueline Salamon	By:	/s Jennifer A. Nichols

Name and Title:	Jacqueline Salamon Authorized Representative	Name and Title:	Jennifer Nichols-Vice President

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Aberdeen Fund Distributors, LLC

By:	/s/ Brian Ferko

Name and Title:	Brian Ferko Chief Compliance Officer

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